October 18, 2011
United States Securities and Exchange Commission
Washington, D.C. 20549
Attn: Mr. Terence O’Brien
Accounting Branch Chief

RE:	Industrial Services of America, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 28, 2011
File No. 000-20979

Dear Mr. O’Brien:

In response to your letter, we have reviewed your comments and plan to file an amended 10-K concurrently with the filing of our 3rd quarter 10-Q, no later than November 15, 2011 and revise future filings as discussed below.

Form 10-K for the Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page 1

1.	Please file an amended Form 10-K to provide the revised audit report discussed in your response to comment 17 in your letter dated July 29, 2011.

Response: We intend to file our amended 2010 Form 10-K, which will include the revised audit report, concurrently with the filing of our 3rd quarter 10-Q, no later than November 15, 2011, in order to facilitate the necessary subsequent events review.

2.

We partially reissue our comment 18 in our letter dated August 22, 2011. While some of Mr. Donaghy’s stock awards vested upon achievement of certain performance targets, the per share grant date fair values of these stock awards do not appear to depend on achievement of a performance target. Specifically, for these awards, it does not appear that the aggregate grant date fair value will vary based on the achievement of a performance target since the number of shares to be granted or that will vest does not vary based on the achievement level of the performance target. Therefore, it appears that the grant date fair values of the performance-based stock awards granted on April 14, 2009, January 11, 2010, and April 1, 2010, do not depend on the achievement of certain performance targets. Please revise your disclosure accordingly in future filings.

Response: The stock award granted on January 11, 2010 was not based on a performance target, as noted in footnote two of the Summary Compensation Table. The stock awards granted on April 14, 2009 and April 1, 2010 were based on performance targets. If the 2009 EBITDA had not been greater than $4.5 million, Mr. Donaghy would not have received any of the 30,000 shares related to that performance target. If the 2010 EBITDA had not exceeded $4.5 million, Mr. Donaghy would not have received any of the 30,000 shares related to that performance target. If the 2010 RONA had not exceeded 32%, Mr. Donaghy would not have received the 15,000 shares related to that performance target. The RONA target was based on a sliding scale, so if the actual RONA percentage had been at least 20%, then 25% (3,750 shares) would have been issued. The formula contains a sliding scale of approximately 6%. Accordingly, since the RONA percentage

Mr. O’Brien
United States Securities and Exchange Commission
September 30, 2011
Page 2 of 2

exceeded 32%, 100% of the 15,000 shares related to that performance target were in fact issued. As noted in footnote two of the Summary Compensation Table, the grant date fair values of these awards were based on the assumptions that these targets would be achieved (100% of the shares would be issued). We will clarify our disclosure relating to performance-based stock awards in future filings.

3.

We partially reissue comment 19 in our letter dated August 22, 2011. Please revise your disclosure in footnote two to the Summary Compensation Table presented in your supplemental response dated September 30, 2011, to clearly state when the company granted the two five-year stock awards based on RONA exceeding 32% during the periods 2011-2015 and 2010-2015.

Response: We will revise our disclosure in footnote two to the Summary Compensation Table to clearly state that the company granted these stock awards in conjunction with the amended employment agreement on April 1, 2010 in future filings.

Please contact Alan Schroering at (502) 214-3710 or Karin Jackson at (502) 214-7235 if you have additional questions or need clarification relating to any response.

Sincerely,

Alan Schroering, CFO
Industrial Services of America, Inc.